ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 25, 2023	Jessica L. Reece
T +1 617 235 4636 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

File Nos. 333-237048 and 811-23556

Dear Ms. Lithotomos:

This letter provides the Registrant’s responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided by telephone on January 5, 2023 regarding Post-Effective Amendment No. 6 to the registration statement on Form N-1A of the Registrant (the “Registration Statement”) with respect to Polar Capital Emerging Market Ex-China Stars Fund (the “Fund”), a series of the Registrant. The Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on November 11, 2022 to register for public offer and sale the shares of the Fund.

This letter reflects responses intended to address all comments the Staff provided. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 7 to the Trust’s Registration Statement, which is expected to be filed effective February 1, 2023, pursuant to Rule 485(b) under the Securities Act. For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

PROSPECTUS COMMENTS

Fees and Expenses of the Fund

1.	Comment: Please provide the Fund’s completed fee table and expense examples to the Staff five business days prior to the effective date of the Registration Statement.

Response: The Registrant acknowledges this comment and has included the requested information in Appendix A hereto.

Principal Investment Strategies

2.	Comment: Please add disclosure explaining how the Fund complies with Rule 35d-1 under the Investment Company Act of 1940 with respect to the term “Stars” in its name.

Response: The Registrant acknowledges this comment but respectfully declines to make any changes to its disclosure in response to this comment. The Registrant believes that the term “Stars” as used in the Fund’s name suggests an investment strategy rather than a type of security and therefore the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “Stars.” The Registrant believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Staff stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The same is true for the Fund as it relates to the term “Stars.” The Registrant believes that the term “Stars,” as used in the Fund’s name, suggests an investment objective or strategy, not a type of investment, and therefore, Rule 35d-1 would not apply to the use of “Stars” in the Fund’s name.

3.

Comment: The fourth paragraph of the Principal Investment Strategies section provides that the Fund’s investments will include “shares in collective investment schemes with investment policies that are consistent with the Fund’s investment objective (including European Undertakings for the Collective Investment in Transferable Securities or Alternative Investment Funds, shares of U.S. mutual funds, or other exchange traded funds)...” Please explain the meaning of “shares of collective investment schemes” and add any corresponding risk disclosure.

Response: For purposes of the Fund’s principal investment strategies, open-ended collective investment schemes are intended to include European Undertakings for the Collective Investment in Transferable Securities or Alternative Investment Funds, the shares of other US mutual funds, or other exchange traded funds. The Registrant notes that the Fund’s principal investment strategy includes a parenthetical to this effect, and believes the principal risk disclosure addresses the principal risks of the Fund.

4.	Comment: Please revise the 80% test in the second paragraph and the ninth paragraph of the Principal Investment Strategies section so that they align.

Response: In response to this comment, the Registrant will amend the first instance of the disclosure as shown below.

Under normal market conditions, the Fund invests at least 80% of its net assets for investment purposes in equity securities and other equity-related investments of issuers located in Emerging Markets countries, excluding China.

5.	Comment: Please describe whether the Fund is an “integration” fund with respect to environmental, social and governance (“ESG”) factors. Please supplementally confirm whether certain ESG factors are weighed more heavily in connection with particular investment decisions.

Response: As part of its strategy, the Fund considers one or more ESG factors alongside other, non-ESG factors in investment decisions. As disclosed in the Principal Investment Strategies section, the Fund’s adviser may give various ESG factors equal consideration or may focus on one or more of those factors as it considers appropriate. As will be disclosed in the Fund’s definitive principal investment strategy disclosure, ESG Factors will only be one consideration in the Adviser’s evaluation of any potential investment, and the effect of ESG factors on the Adviser’s decision whether to invest in any case will vary depending on the judgement of the Adviser. The Registrant believes that the disclosure that will be included in Post-Effective Amendment No. 7 to the Trust’s Registration Statement accurately describes the Fund’s consideration of ESG factors.

6.

Comment: With respect to the ESG factors described in the last paragraph of the Fund’s principal investment strategy, please revise the disclosure to add examples of how ESG factors are analyzed in connection with particular investments.

Response: The Registrant acknowledges this comment but respectfully declines to make any changes to its disclosure in response to this comment at this time. The Registrant believes that the Fund’s principal investment strategy section adequately describes how the Fund’s portfolio management team weighs ESG factors as part of its principal investment strategy, and notes that the portfolio managers’ investment approach with respect to ESG factors is described in further detail in the section titled “Investment Process for the Fund.”

7.	Comment: Please add disclosure to the Fund’s principal investment strategy discussing the portfolio management team’s sell discipline.

Response: The Registrant notes that the ADDITIONAL INFORMATION ABOUT THE FUND—Investment Process for the Fund section of the Fund’s prospectus includes the following disclosure and so respectfully declines to include additional sell discipline disclosure at this time:

Sell Disciplines. While the portfolio managers’ investment philosophy dictates a long-term investment horizon, the reasons for holding a stock are constantly reviewed and the portfolio managers maintain a strict sell discipline in order to manage overall Fund risk. The portfolio managers typically look to sell stocks primarily for one of the following reasons: (i) the stock has become over-valued; (ii) management disappointment – either in terms of poor results or a change in strategy; (iii) changes in fundamentals – either at corporate, sector or country level; (iv) better opportunities identified elsewhere on a relative basis, or (v) where a company is involved in a negative material ESG incident which compromises the integrity of the business and potentially its ability to generate long-term sustainable EVA, or the portfolio managers’ comfort with the company as a corporate citizen.

Principal Risks

8.	Comment: Please remove Greater China from the Fund’s principal investment risks.

Response: In response to this comment, the Registrant will remove Greater China from the Fund’s principal investment risks.

9.	Comment: Please consider adding custody risk to the Fund’s principal investment risks.

Response: In response to this comment, the Registrant will add custody risk to the Fund’s principal investment risks.

10.	Comment: Please consider adding cybersecurity risk to the Fund’s principal investment risks.

Response: In response to this comment, the Registrant will add cybersecurity risk to the Fund’s principal investment risks.

Portfolio Managers

11.	Comment: Please provide the month and year that each of the Portfolio Managers became primarily responsible for the day-to-day management of the Fund.

Response: In response to this comment, the Registrant will add the month and year that each of the Portfolio Managers became primarily responsible for the day-to-day management of the Fund.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica Reece

Jessica Reece, Esq.

cc:	John M. Loder, Esq.

Barbara Nelligan

APPENDIX A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or example below.

Shareholder Fees (Fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	None
Redemption Fee (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fee	1.00%
Distribution (Rule 12b-1) Fees	None
Other Expenses	16.88%
Total Annual Fund Operating Expenses	17.88%
Fee Waivers and Expense Reimbursements(1)	(16.88%)
Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	1.00%

(1)

Polar Capital LLP (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive Management Fees and to reimburse Other Expenses to the extent Total Annual Fund Operating Expenses (exclusive of brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, and expenses associated with the investments in underlying investment companies) exceed 1.00% of the average daily net assets of the Fund through November 8, 2024. Amounts waived or reimbursed in a particular contractual period may be recouped by the Adviser for 36 months following the waiver or reimbursement however, such recoupment will be limited to the lesser of any expense limitation in place at the time of recoupment or the expense limitation in place at the time of waiver or reimbursement. This agreement may only be terminated earlier by the Fund’s Board of Trustees (the “Board”) or upon termination of the Investment Management Agreement.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example reflects applicable expense limitation agreements and/or waivers in effect, if any, for the one-year period and the first year of the three-year period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$102	$2,018